Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Financial Statements

Six months ended June 30, 2014

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Index

Interim Condensed Consolidated Statement of Financial Position	3
Interim Condensed Consolidated Statement of Comprehensive Income	5
Interim Condensed Consolidated Statement of Changes in Equity	7
Interim Condensed Consolidated Statement of Cash Flows	9
Notes to the Interim Condensed Consolidated Financial Statements	11

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of June 30, 2014	As of December 31, 2013
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	9	$763,959	$735,577
Restricted cash	9	4,150	23,538
Available for sale securities	7	1,692	—
Accounts receivable, net of provision for doubtful accounts	10	313,465	276,963
Accounts receivable from related parties	11	33,748	26,425
Expendable spare parts and supplies, net of provision for obsolescence		57,877	53,158
Prepaid expenses		67,605	46,745
Assets held for sale		11,862	7,448
Deposits and other assets	12	201,645	125,334

Total current assets		1,456,003	1,295,188
Non-current assets:
Available-for-sale securities	7	315	14,878
Deposits and other assets	12	214,792	189,176
Accounts receivable, net of provision for doubtful accounts	10	34,140	32,441
Intangible assets		372,000	363,103
Deferred tax assets		57,038	50,893
Property and equipment, net	13	3,488,471	3,233,358

Total non-current assets		4,166,756	3,883,849

Total assets		$5,622,759	$5,179,037

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of June 30, 2014	As of December 31, 2013
		(Unaudited)	(Audited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt		$338,033	$314,165
Accounts payable		458,323	509,129
Accounts payable to related parties	11	9,356	7,553
Accrued expenses		168,053	134,938
Provisions for legal claims	22	17,239	14,984
Provisions for return conditions		51,518	33,033
Employee benefits		53,815	52,392
Air traffic liability		624,568	564,605
Other liabilities		29,097	27,432

Total current liabilities		1,750,002	1,658,231
Non-current liabilities:
Long-term debt	5	2,353,124	1,951,330
Accounts payable		3,768	2,735
Provisions for return conditions		75,295	56,065
Employee benefits		257,563	276,284
Deferred tax liabilities		7,379	7,940
Other liabilities non-current		14,956	11,706

Total non-current liabilities		2,712,085	2,306,060

Total liabilities		4,462,087	3,964,291

Equity:
Common stock		83,225	83,225
Preferred stock		41,398	41,398
Additional paid-in capital on common stock		236,342	236,342
Additional paid-in capital on preferred stock		467,498	467,498
Retained earnings	25	298,316	351,102
Revaluation and other reserves		28,857	28,857

Total equity attributable to the Company		1,155,636	1,208,422
Non-controlling interest		5,036	6,324

Total equity		1,160,672	1,214,746

Total liabilities and equity		$5,622,759	$5,179,037

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands)

		For the six months ended June 30,
	Notes	2014	2013
		(Unaudited)

Operating revenue:
Passenger		$1,849,621	$1,843,562
Cargo and other		393,614	379,550

Total operating revenue	4	2,243,235	2,223,112

Operating expenses:
Flight operations		38,553	40,940
Aircraft fuel		672,222	652,153
Ground operations		175,076	166,929
Aircraft rentals		140,181	140,546
Passenger services		73,718	68,244
Maintenance and repairs		113,949	103,256
Air traffic		86,496	88,673
Sales and marketing		304,184	309,798
General, administrative and other		110,666	112,445
Salaries, wages and benefits		342,220	335,780
Depreciation, amortization and impairment		86,149	66,338

Total operating expenses		2,143,414	2,085,102

Operating profit		99,821	138,010

Interest expense		(56,050)	(50,255)
Interest income		6,385	7,950
Derivative instruments		3,875	(5,861)
Foreign exchange	7	(59,354)	84,850

(Loss) profit before income tax		(5,323)	174,694

Income tax expense- current	20	(9,261)	(6,250)
Income tax expense- deferred		4,919	(20,938)

Total income tax expense		(4,342)	(27,188)

Net (loss) profit for the period		$(9,665)	$147,506

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands)

		For the six months ended June 30
	Notes	2014	2013
		(Unaudited)
Net (loss) profit for the period		$(9,665)	$147,506
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	15
Actuarial (losses) gains		(5,724)	87,719
Income tax		2,781	(17,404)

		(2,943)	70,315

Items that will be reclassified to profit or loss in future periods:	15
Effective portion of changes in fair value of hedging instruments		(4,259)	(466)
Net change in fair value of available- for- sale securities		1,572	1,222
Income tax		165	(139)

		(2,522)	617

Other comprehensive (loss) income, net of income tax		(5,465)	70,932

Total comprehensive (loss) income net of income tax		(15,130)	218,438

Profit attributable to:
Equity holders of the parent		(8,377)	153,850
Non-controlling interest		(1,288)	(6,344)

Net (loss) profit for the period		(9,665)	147,506

Total comprehensive (loss) income attributable to:
Equity holders of the parent		(13,842)	224,782
Non-controlling interest		(1,288)	(6,344)

Total comprehensive (loss) income for the period		$(15,130)	$218,438

Basic and diluted (loss) earnings per share	14
Common stock		$(0.01)	$0.16
Preferred stock		$(0.01)	$0.16

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the six months ended June 30, 2014 (Unaudited)
		Common stock		Preferred stock		Additional paid-in capital		Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock

Balance at December 31, 2013		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$351,102	$1,208,422	$6,324	$1,214,746

Net loss		—	—	—	—	—	—	—	(8,377)	(8,377)	(1,288)	(9,665)

Other comprehensive loss for the period	15	—	—	—	—	—	—	—	(5,465)	(5,465)	—	(5,465)

Dividends paid	25	—	—	—	—	—	—	—	(38,944)	(38,944)	—	(38,944)

Balance at June 30, 2014 (unaudited)		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$298,316	$1,155,636	$5,036	$1,160,672

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the six months ended June 30, 2013 (Unaudited)
		Common stock		Preferred stock		Additional paid-in capital		Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock

Balance at December 31, 2012		741,400,000	$92,675	155,784,429	$19,473	$263,178	$270,061	$25,418	$68,153	$738,958	$13,144	$752,102

Net profit		—	—	—	—	—	—	—	153,850	153,850	(6,344)	147,506

Other comprehensive income for the period	15	—	—	—	—	—	—	—	70,932	70,932	—	70,932

Dividends paid		—	—	—	—	—	—	—	(37,126)	(37,126)	—	(37,126)

Purchase of treasury stock		—	—	(197,141)	(25)	—	(463)	—	—	(488)	—	(488)

Other		—	—	—	—	—	—	—	—	—	1,934	1,934

Balance at June 30, 2013 (unaudited)		741,400,000	$92,675	155,587,288	$19,448	$263,178	$269,598	$25,418	$255,809	$926,126	$8,734	$934,860

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the six months ended June 30,
	2014	2013
	(unaudited)
Cash flows from operating activities:
Net (loss) profit for the period	$(9,665)	$147,506
Adjustments for:
Depreciation, amortization and impairment	86,149	66,338
Share-based payment expense	821	(574)
Loss on disposal of assets	4,547	3,089
Fair value adjustment of financial instruments	(1,578)	5,861
Interest income	(6,385)	(7,950)
Interest expense	56,050	50,255
Deferred tax	(4,919)	20,938
Current tax	9,261	6,250
Currency translation adjustment	59,354	(86,414)
Changes in:
Accounts receivable	(37,042)	(145,059)
Expendable spare parts and supplies	(4,719)	(3,158)
Prepaid expenses	(20,864)	2,706
Deposits and other assets	(23,939)	(19,003)
Accounts payable and accrued expenses	1,278	(36,796)
Air traffic liability	59,963	142,741
Provisions for return conditions	37,715	32,525
Employee benefits	(30,690)	(12,254)
Income tax paid	(6,136)	(12,366)

Net cash provided by operating activities	169,201	154,635
Cash flows from investing activities:
Available-for-sale securities	(1,692)	2,430
Restricted cash	19,388	1,624
Interest received	6,376	19,496
Advance payments on aircraft purchase contracts	(76,351)	(86,656)
Acquisition of property and equipment	(42,287)	(114,281)
(Investment in) redemption of certificates of bank deposits	(79,249)	45,771
Acquisition of intangible assets	(15,015)	(10,422)
Proceeds from sale of property and equipment	6,914	35,299
(Acquisition of) proceeds from sale of investments	(1,335)	952

Net cash used in investing activities	(183,251)	(105,787)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the six months ended June 30,
	2014	2013
Cash flows from financing activities:
Proceeds from loans and borrowings	71,263	50,614
Proceeds from issuance bonds	250,000	300,000
Repayments of loans and borrowings	(155,233)	(121,932)
Payments of financial lease liabilities	(5,386)	(2,038)
Dividends paid	(38,944)	(37,126)
Acquisition of non-controlling interest	—	(647)
Purchase of treasury stock	—	(488)
Interest paid	(53,791)	(45,300)
Other	—	2,579

Net cash provided by financing activities	67,909	145,662
Net increase in cash and cash equivalents	53,859	194,510
Net foreign exchange difference	(25,477)	16,678
Cash and cash equivalents at beginning of year	735,577	402,997

Cash and cash equivalents at end of period	$763,959	$614,185

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(1) Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”) a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its corporate name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding S.A. and thereafter on March 3, 2011 the company changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (BVC) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares in the New York Stock Exchange (NYSE) and is listed as AVH:US.

The Company through its subsidiaries is provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code share agreements includes, Air Canada, Ocean Air Linhas Aereas, S.A., Iberia, Lufthansa, SATENA, Sky Airlines, United Airlines, COPA and Aeromexico. The main airlines subsidiaries of the Company are members of Star Alliance which give customers access to the routes, destinations and services of the Star Alliance network.

The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the hub airports, the Company also performs ground operations for third-party airlines.

The Company operates a frequent flyer program, (“LifeMiles”) that provides travel and other awards to members of the program based on accumulated mileage credits. The program supports growth and ensures greater operational flexibility by maximizing the number of partners and increasing the program’s attractiveness for a greater number of members.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

At June 30, 2014, Avianca Holdings S.A. has a fleet of 175 aircraft consisting of:

Aircraft	Owned/ Financial lease	Operating lease	Total
Airbus A-318	—	10	10
Airbus A-319	17	17	34
Airbus A-320	31	25	56
Airbus A-321	2	4	6
Airbus A-330	1	10	11
Airbus A330F	5	—	5
ATR-42	5	5	10
ATR-72	7	—	7
Boeing 767F	2	1	3
Cessna Grand Caravan	10	—	10
Embraer E-190	10	2	12
Fokker 100	5	—	5
Fokker 50	6	—	6

	101	74	175

(2) Basis of preparation

The Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2013.

These Interim Condensed Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

The Interim Condensed Consolidated Financial Statements of the Company for the six months ended June 30, 2014 were authorized for issue by the Board of Directors on August 12, 2014.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(3) New Standards, interpretations, and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual Consolidated Financial Statements for the year ended December 31, 2013, except for the adoption of new standards and interpretations effective as of January 1, 2014.

The Company has applied, for the first time, IFRIC 21 Levies that requires restatement of previous financial statements. As required by IAS 34, the nature and the effect of these changes are disclosed below. Several other new standards and amendments apply for the first time in 2014. However, they do not impact the annual consolidated financial statements of the Company or the interim condensed consolidated financial statements of the Company.

The nature and the impact of each new standard or amendment are described below:

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact to the Company, since none of the entities in the Company qualifies to be an investment entity under IFRS 10.

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of ’currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the Company.

Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact to the Group as the Company has not novated its derivatives during the current or prior periods.

Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which an impairment loss has been recognized or reversed during the period. The Company has not recognized or reversed impairment loss as of June 30, 2014. Accordingly, these amendments will be considered for future disclosures but has no impact on the Company’s financial position or results of operations.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

IFRIC 21 Levies

IFRIC 21 is effective for annual periods beginning on or after 1 January 2014 and is applied retrospectively. It is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, no liability is recognized before the specified minimum threshold is reached. The interpretation requires these same principles to be applied in interim financial statements. The adoption of IFRIC 21 had no impact on the consolidated financial statements of the Company.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(4) Segment information

The Company reports information by segments as established in IFRS 8 “Operating segments”. The Company has determined that it has one operating segment: air transportation.

The Company’s revenues by geographic area for the periods ended June 30, 2014 and 2013 are as follows:

	For the six months ended June 30,
	2014	2013

North America	$336,488	$349,596
Central America and the Caribbean	291,626	266,124
Colombia	930,902	892,368
South America (ex-Colombia)	533,895	578,912
Other	150,324	136,112

Total operating revenue	$2,243,235	$2,223,112

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(5) International bond placement

On April 08, 2014, the Company completed a Senior Notes private offering under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Company offered $250,000 in aggregate principal amount of the Company’s 8.375% Senior Notes due 2020 (“the New Notes”). These New Notes are additional notes issued under the indenture, dated as of May 10, 2013, pursuant to which the Company initially issued $300,000 in aggregate principal amount of the Company’s 8.375% Senior Notes due 2020 (“Initial Notes”). Therefore, after this reopening, the aggregate principal amount of the Company’s 8.375% Senior Notes due 2020 is $550,000. The New Notes will have terms and conditions identical to the Initial Notes, other than the issue date and issue price, and will constitute part of the same series as, and vote together as a single class with, the Initial Notes.

Interest on the Notes is payable on May 10 and November 10 of each year, beginning, in the case of the New Notes, on May 10, 2014. The Notes will mature on May 10, 2020. The Senior Notes may be redeemed at any time on or after May 10, 2017 at the redemption prices plus accrued and unpaid interest, as described in the offering memorandum document. In addition, prior to May 10, 2016, the Company may redeem up to 35% of the Senior Notes from the proceeds of certain qualifying equity offerings. In addition, at any time prior to May 10, 2017, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount, plus a “make-whole” premium, plus accrued and unpaid interest, if any, on the Notes to, but not including, the redemption date. A partial redemption may not result in less than $100,000 aggregate principal amount of the Notes remaining outstanding after such redemption.

The Initial Notes and the New Notes are fully and unconditionally guaranteed by three of the Company’s subsidiaries, Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines S.A. Avianca Leasing, LLC’s obligations as a co-issuer of the Initial Notes are unconditionally guaranteed by our subsidiary Aerovías del Continente Americano – Avianca S.A. (“Avianca”), in an amount equal to US$200 million. Following the issuance of the New Notes, Avianca Leasing, LLC’s obligations as a co-issuer of the Notes are unconditionally guaranteed by Avianca, in an amount equal to $375,000. The Notes and guarantees are senior unsecured obligations of the co-issuers and the guarantors, respectively, and rank pari passu in right of payment with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Notes or the guarantees, as the case may be (other than obligations preferred by law, such as tax and labor obligations).

(6) Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

passenger traffic are concentrated in February, April and May. Given the proportion of fixed costs, the company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

(7) Foreign exchange

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the six months ended June 30, 2014 and 2013, the Company recognized a net loss of $(59,354) and a net gain of $84,850, respectively.

The Company has liabilities denominated in Colombian Pesos such as its pension plans and a bond issuance. For the six months ended June 30, 2014, the Company recognized a net loss of $(20,294) primarily as a result of the appreciation of the Colombian Peso against the US Dollar of 2.4% compared to the exchange rate as of December 31, 2013. For the six months ended June 30, 2013, the Company recognized a net gain of $85,235 primarily as a result of the depreciation of the Colombian Peso against the US Dollar of 9.1% compared to the exchange rate as of December 31, 2012.

The Venezuelan government has issued a series of statements with respect to various exchange rates that might be applicable to future cash remittances. In the first semester of 2014, it was resolved that remittances abroad would be approved at the rate from SICAD and that the CADIVI rate of US$1:VEF4.3 was annulled. The most recent SICAD auction process from June 30, 2014, resulted in an exchange rate of US$1:VEF10.6. Additionally, another new system known as SICAD II was introduced. The most recent SICAD II auction process resulted in an exchange rate of US$1: VEF 50.0.

We submit monthly requests to the Venezuelan authorities for the remittance in US dollars of the cash generated in local currency by our Venezuelan subsidiaries. The Company still has a significant outstanding cash balance in Bolivares as we have been able to obtain approvals for only a portion of the amounts we have requested for remittance. As of June 30, 2014, the government has offered the Company a proposal that includes the amounts to be paid over the 2013 outstanding balance. The payments would be made pursuant to a proposed timetable, with terms yet to be agreed upon.

We have available-for-sale instruments in Venezuela which are bonds that will be paid in Bolivares when they mature even though they are denominated in US Dollars. These bonds will mature at the official exchange rate which remains at US$1:VEF6.3 after which the Company will only be able to request conversion of these funds at SICAD II, accordingly, as of June 30, 2014, we have recorded an expense of $13,954.

During the six months ended June 30, 2014, the Company recorded total losses due to exchange rate changes in Venezuela amounting to $29,182.

For the six months ended June 30, 2013 we incurred losses of approximately $11.828 related to devaluation in Venezuela, after the government announced that it would change the CADIVI exchange rate from US$1:VEF4.3 to US$1:VEF6.3 for requests submitted in 2013.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(8) Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by the Social Security Institute and private pension funds. Plan assets are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The discount rate indexed by Colombian Government bonds was 7.00% as of June 30, 2014 and December 31, 2013.

(9) Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of June 30, 2014 and 2013 and December 31, 2013 are as follows:

	June 30, 2014	June 30, 2013	December 31, 2013

Cash on hand and bank deposits	$730,118	$559,072	$696,113
Demand and term deposits	33,841	55,113	39,464

Cash and cash equivalents	763,959	614,185	735,577
Restricted cash	4,150	4,923	23,538

Cash and cash equivalents and restricted cash	$768,109	$619,108	$759,115

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(10) Accounts Receivables, net of provision for doubtful accounts

Receivables as of June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014	December 31, 2013
Trade	$225,076	$216,160
Indirect tax credits	111,659	65,360
Manufacturer credits	8,850	7,193
Employee advances (1)	7,751	7,218
Other	10,215	27,582

	$363,551	$323,513
Less provision for doubtful accounts	(15,946)	(14,109)

Total	$347,605	$309,404

Net current	$313,465	$276,963
Net non-current	34,140	32,441

Total	$347,605	$309,404

(1)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

Changes during the year in the allowance for doubtful accounts are as follows:

	June 30, 2014	December 31, 2013
Balance at beginning of the period	$14,109	$13,282
Bad debt expense	4,496	7,119
Write-offs against the allowance	(2,659)	(6,292)

Balance at end of the period	$15,946	$14,109

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(11) Balances and transactions with related parties and key management compensation expenses

The following is a summary of related party transactions for the periods ended June 30, 2014 and 2013:

Company	Country	June 30, 2014				June 30, 2013		December 31, 2013
		Receivables	Payables	Revenues	Expenses	Revenues	Expenses	Receivables	Payables
Synergy Group Corp.	Panama	$24,066	$1,262	$732	$—	$844	$—	$24,057	$1,262
Oceanair Linhas Aereas, S.A.	Brazil	8,235	1,627	11,312	1,263	7,730	2,207	1,494	1,618
Corp. Hotelera Internac, S.A.	El Salvador	—	285	—	224	1	455	—	181
Empresariales S.A.S.	Colombia	2	1,687	4	6,396	1	5,112	1	1,486
Aeroman, S.A.	El Salvador	337	2,924	—	5,697	17	3,900	229	574
Transportadora del Meta S.A.S.	Colombia	19	917	—	4,596	4	4,470	24	1,946
Other		1,089	654	26	929	41	637	620	486

Total		$33,748	$9,356	$12,074	$19,105	$8,638	$16,781	$26,425	$7,553

All accounts receivable and payable from related parties are short term.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services

Synergy Group Corp.	Avianca, S.A. and Synergy Group Corp. (“Synergy”) signed a novation of the receivables from Oceanair Linhas Aereas, S.A. (“Oceanair”) whereby Synergy would be the new debtor.

Oceanair Linhas Aereas, S.A.	The Company provides to and receives from Oceanair Linhas Aereas, S.A., logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with Oceanair for the use of the former Avianca trademark in Brazil. Additionally, the Company leases aircraft to Oceanair Linhas Aereas, S.A. (see Note 23).

Avianca Holdings S.A. (“Avianca”) and Ocean Air Linhas Aéreas S.A. (“Ocean Air”) are in the process of signing a commercial cargo transportation agreement. Avianca will be able to commercialize such capacity through a Hard Block Space agreement. This operation is expected to begin during the second half of the year. Avianca acquired an A330F which has been subleased to Ocean Air who will operate the aircraft.

Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

Aeroman, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Corporación Hotelera Internacional. S.A. Hotelera Los Pozos, S.A.	Accommodation services for crew and employees of the Company.

Key management personnel compensation expense

Key management compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the six months ended June 30, 2014 and 2013 amounts to $19,572 and $11,214, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(12) Deposits and other assets

Deposits and other assets as of June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014	December 31, 2013
Short term:
Deposits with lessors	$65,716	$59,434
Certificates of bank deposits	123,635	44,326
Margin call deposits	—	4,976

Sub-Total	189,351	108,736
Fair value of derivative instruments	12,294	16,598

Total	$201,645	$125,334

Long term:
Deposits with lessors	$150,154	$113,253
Warranty deposits	5,485	8,500
Rental	3,288	2,962
Vendors	3,578	2,489
Restricted cash	41,201	42,951
Others	11,086	19,021

Total	$214,792	$189,176

Deposits with lessors refer mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(13) Property and equipment, net

During the six months ended June 30, 2014, the Company acquired three A319, one A321, one A330F, and three ATR-72. Additionally the Company paid Predelivery Payments (“PDPs”) and purchased rotable spare parts. During the six months ended June 30, 2014, the Company sold one ATR42, and four Fokker-50 aircraft.

During the six months ended June 30, 2013, the Company acquired one A320, one A330F, and one Cessna Grand Caravan. Additionally, the Company paid Predelivery Payments (“PDPs”) and purchased rotable spare parts. During the six months ended June 30, 2013, the Company sold one A319 and one Cessna Grand Caravan.

Flight equipment, property and other equipment as of December 31, 2013 and June 30, 2014, and December 31, 2012 and June 30, 2013 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Other	Total
Gross:
December 31, 2013	$2,813,210	$209,754	$139,091	$409,314	$325,427	$3,896,796
Additions	213,003	38,936	10,658	76,351	12,064	351,012
Disposals	(6,208)	(12,365)	(3,727)	—	(2,460)	(24,760)
Transfer to assets held for sale	(16,594)	—	—	—	(3,970)	(20,564)
Transfers	132,675	—	—	(132,675)	—	—

June 30, 2014	$3,136,086	$236,325	$146,022	$352,990	$331,061	$4,202,484

Accumulated depreciation:
December 31, 2013	$396,034	$152,738	$16,676	$—	$97,990	$663,438
Additions	46,602	22,487	3,575	—	7,179	79,843
Disposals	(4,430)	(10,363)	(901)	—	(1,980)	(17,674)
Transfer to asset held for sale	(11,594)	—	—	—	—	(11,594)

June 30, 2014	$426,612	$164,862	$19,350	$—	$103,189	$714,013

Net balances:

December 31, 2013	$2,417,176	$57,016	$122,415	$409,314	$227,437	$3,233,358

June 30, 2014	$2,709,474	$71,463	$126,672	$352,990	$227,872	$3,488,471

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Other	Total
Gross:

December 31, 2012	$2,451,664	$179,791	$77,761	$283,162	$270,299	$3,262,677

Additions	162,051	19,658	9,785	113,669	8,058	313,221
Disposals	(32,071)	(7,761)	(6,684)	—	(785)	(47,301)
Transfers	27,013	—	—	(27,013)	—	—

June 30, 2013	$2,608,657	$191,688	$80,862	$369,818	$277,572	$3,528,597

Accumulated depreciation:

December 31, 2012	$336,170	$123,197	$9,763	—	$94,001	$563,131

Additions	46,048	10,671	906	—	4,379	62,004
Disposals	(4,934)	—	(458)	—	(2,292)	(7,684)

June 30, 2013	$377,284	$133,868	$10,211	—	$96,088	$617,451

Net balances:

December 31, 2012	$2,115,494	$56,594	$67,998	$283,162	$176,298	$2,699,546

June 30, 2013	$2,231,373	$57,820	$70,651	$369,818	$181,484	$2,911,146

(14) Earnings per Share

The calculation of basic and diluted earnings per share at June 30, 2014 and 2013 is as follows:

	June 30, 2014	June 30, 2013
Net profit attributable to Avianca Holdings S.A.	$(9,665)	$147,506

Weighted average number of ordinary shareholders
(in thousands of shares)
Common stock	665,800	741,400
Preferred stock	331,187	155,587

Basic and diluted earnings per share
Common stock	$(0.01)	$0.16
Preferred stock	$(0.01)	$0.16

There are no dilutive shares as the Company has no convertible preferred shares or convertible debentures.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(15) Other comprehensive income

The movement of other comprehensive income from December 31, 2013 to June 30, 2014 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves
As of December 31, 2013	$14,351	$(1,571)	$(52,827)	$(1,755)	$297	$9,683	$28,857	$(2,965)
Other comprehensive (loss) in the period	(4,259)	1,572	(5,724)	(296)	461	2,781	—	(5,465)

As of June 30, 2014	$10,092	$1	$(58,551)	$(2,051)	$758	$12,464	$28,857	$(8,430)

The movement of other comprehensive income from December 31, 2012 to June 30, 2013 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves
As of December 31, 2012	$3,697	$(3,599)	$(119,104)	$—	$394	$24,208	$25,418	$(68,986)
Other comprehensive income in the period	(466)	1,222	87,719	(139)	—	(17,404)	—	70,932

As of June 30, 2013	$3,231	$(2,377)	$(31,385)	$(139)	$394	$6,804	$25,418	$1,946

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	For the six months ended June 30,
	2014	2013
Cash flow hedges:
Reclassification during the year to profit or loss	$(2,625)	$(1,485)
Effective valuation of cash flow hedges	(1,634)	1,019

	$(4,259)	$(466)

Fair value reserves:
Valuations of available-for-sale investments	$1,572	$1,222

	$1,572	$1,222

Income tax on other comprehensive income:
Reclassification during the year to profit or loss	$565	$206
Temporary differences within OCI	(400)	(345)

	$165	$(139)

(16) Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value through other comprehensive income as of June 30, 2014 and December 31, 2013 are the following:

	June 30, 2014	December 31, 2013
Cash flow hedges – Assets
Fuel price hedges	$10,865	$16,552

Total	$10,865	$16,552

Cash flow hedges – Liabilities
Fuel price hedges	$1,442	$—

Total	$1,442	$—

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges to hedge the expected variations in jet fuel prices designated as cash flow hedges to hedge the expected future sales and purchases in Colombia, based on highly probable forecast transactions.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1-12 months
Fuel price
Assets	$10,865	$10,865
Liabilities	$1,442	$1,442

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of June 30, 2014 and 2013, a net loss relating to the hedging instruments of $4,259 and $466, respectively is included in the Interim Condensed Consolidated Statement of Comprehensive Income.

(17) Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of June 30, 2014 and December 31, 2013 are the following:

	June 30, 2014	December 31, 2013
Derivatives not designated as hedges – Assets:
Derivative contracts of foreign currency	$1,429	$46

Total	$1,429	$46

Derivatives not designated as hedges – Liabilities:
Derivate contracts of foreign currency	$—	$6
Derivative contracts of interest rate	$8,939	$13,824

Total	$8,939	$13,830

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency, fuel price risk, and interest rates.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Fuel price risk

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel price has led to the decision to enter into commodity contracts.

These contracts are expected to reduce the volatility attributable to the fluctuation in the jet fuel price of cash flows in respect of highly probable forecast jet fuel purchases in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to reduce the volatility of the purchase price of jet fuel for a period between three and twelve months based on existing.

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rated of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(18) Offsetting of Financial Instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of June 30, 2014 and December 31, 2013, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(19) Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of June 30, 2014 are as follows:

	June 30, 2014
	Carrying amount	Fair value
Financial assets
Available-for-sale securities	$3,683	$3,683
Derivative instruments	12,294	12,294

	$15,977	$15,977

	June 30, 2014
	Carrying amount	Fair value
Financial liabilities
Long-term debt	$2,691,157	$2,700,584

	$2,691,157	$2,700,584

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2013 are as follows:

	December 31, 2013
	Carrying amount	Fair value
Financial assets
Available-for-sale securities	$14,878	$14,878
Derivative instruments	16,598	16,598

	$31,476	$31,476

Financial liabilities
Long-term debt	$2,265,495	$2,268,126

	$2,265,495	$2,268,126

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short-term maturities of these instruments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)	The fair value of available-for-sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. Assets held for sale in accordance with IFRS 5 shall be measured at the lower of fair value less costs for sale or carrying amount.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of June 30, 2014:

Quantitative disclosures of fair value measurement hierarchy for assets:

		Fair value measurement using
Assets measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 16 and 17)
Aircraft fuel hedges	June 30, 2014	—	10,865	—	10,865
Interest rate derivatives	June 30, 2014	—	1,429	—	1,429
Available-for-sale securities	June 30, 2014	—	2,007	—	2,007
Revaluated administrative property	June 30, 2014	—	87,963	—	87,963

Quantitative disclosures of fair value measurement hierarchy for liabilities:

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 16 and 17)
Aircraft fuel hedges	June 30, 2014	—	1,442	—	1,442
Interest rate derivatives	June 30, 2014	—	8,939	—	8,939
Frequent flyer liability	June 30, 2014	—	134,288	—	134,288
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	June 30, 2014	—	2,700,584	—	2,700,584

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2013:

Quantitative disclosures of fair value measurement hierarchy for assets:

		Fair value measurement using
Assets measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 16 and 17)
Aircraft fuel hedges	December 31, 2013	—	16,552	—	16,552
Foreign currency derivatives	December 31, 2013	—	46	—	46
Available-for-sale securities	December 31, 2013	—	14,878	—	14,878
Revalued administrative property	December 31, 2013	—	88,610	—	88,610

Quantitative disclosures of fair value measurement hierarchy for liabilities:

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 16 and 17)
Foreign currency derivatives	December 31, 2013	—	6	—	6
Interest rate derivatives	December 31, 2013	—	13,824	—	13,824
Frequent flyer liability	December 31, 2013	—	127,873	—	127,873
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	December 31, 2013	—	2,268,126	—	2,268,126

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(20) Income tax expense

The major components of income tax expense for the six months period ended June 30, 2014 and 2013 are as follows:

Consolidated income statement

	For the six months ended June 30
	2014	2013
Current income tax:
Current income tax charge	$9,261	$6,250
Deferred tax expense:
Related to origination and reversal of temporary differences	(4,919)	20,938

Income tax expense reported in the income statement	$4,342	$27,188

Consolidated statement of other comprehensive income
Income tax charged directly to other comprehensive income	$(2,946)	$(17,543)

The total income tax expense results primarily from taxes levied on Aerovias del Continente Americano, S.A. in Colombia. The consolidation of this subsidiary along with others in Avianca Holdings S.A. have a material effect on the effective tax rate of the Company as certain of these subsidiaries have significant losses.

(21) Share based payments

The Company authorized the implementation of a new incentive plan (the “Share Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings S.A., as reported by the Colombian Stock Exchange during the 30 calendar days immediately preceding redemption and COP 5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021.

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Plan have been modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

preferred shares and applying the resulting amount by the exchange rate of COP 1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new Awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five year after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Plans. On March 11, 2014, the Company revised the New Awards and reduced them to 1,840,000 units.

As of June 30, 2014, 19,866,158 awards were outstanding. The first tranche vested on March 15, 2013 and the second tranche vested on March 15, 2014, 216,301 rights have been redeemed as of June 30, 2014.

A summary of the terms of the awards excluding the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2013	25%	From March 16, 2013 through March 15, 2018

March 15, 2014	25%	From March 16, 2014 through March 15, 2019

March 15, 2015	25%	From March 16, 2015 through March 15, 2020

March 15, 2016	25%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019

November 6, 2015	25%	From November 7, 2015 through November 6, 2020

November 6, 2016	25%	From November 7, 2016 through November 6, 2021

November 6, 2017	25%	From November 7, 2017 through November 6, 2022

Participants who are terminated, or resigned, cease to be part of the Share Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of June 30, 2014 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

For the valuation as of June 30, 2014, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 1.85 to 5.85 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,830 in the Colombian Stock Exchange and $16.05 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranche 2, 3, 4, and New Awards

•	Risk free rate of 0.69% to 5.37%

•	Dividend yield of 1.96%

•	Volatility of 23.99% to 32.60%

For the valuation as of June 30, 2013, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 2.7 to 5.7 years

•	Time in averaging period of 0.08 years

•	Stock price of COP 4,525

•	Strike price of COP 5,000

•	Risk free rate of 4.82% to 5.17%

•	Dividend yield of 1.1%

•	Volatility of 27.26% to 35.61%

Since Avianca Holdings S.A. has a public traded history of approximately three years for the preferred shares, which is shorter than all the expected terms except for Tranche 1 and Tranche 2, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the income (expense) of the Share Plan Awards for the period ended June 30, 2014 and 2013 was $ (821) and $574, respectively which has been recognized within operating profit. As of June 30, 2014 and December 31, 2013, $4,685 and $3,723, respectively, is reflected as a current liability on the Comprehensive Statement of Financial Position.

(22) Provisions for legal claims

As of June 30, 2014 and December 31, 2013, the Company is involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions Management and legal counsel has estimated a probable range of loss in $17,239 and $14,984 respectively. These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of June 30, 2014, these contingencies amount to a total of $68,554 and $53,306 as of December 31, 2013. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $34,388 as of June 30, 2014 and $25,877 as of December 31, 2013.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements and the most significant are described below:

(23) Future aircraft leases payments

The Company has 74 aircraft under operating leases with an average remaining lease term of 42 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft

Less than 1 year	$247,370
Between 1 and 5 years	590,667
More than 5 years	130,719

$968,756

The Company has 8 spare engines under operating leases for its E190 and A320 family aircraft fleets. Future operating lease commitments are as follows:

Engines

Less than 1 year	$3,923
Between 1 and 5 years	2,102

$6,025

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

As of June 30, 2014, the Company leased three Airbus A319, one Airbus A330F, and five Fokker 100 to Oceanair Linhas Aereas, S.A. Future minimum income from these lease agreements is as follows:

Aircraft

Less than 1 year	$23,831
Between 1 and 5 years	96,397
More than 5 years	69,217

$189,445

Additionally, the Company leased two Boeing 767F aircraft to Aerotransporte de Carga Unión S.A. de C.V. These leases are based on a power by the hour agreement (PBH) whereby the lessee will pay an agreed fee per flight hour. As of June 30, 2014 the aircraft have not incurred in flight hours. The term of the leases is of one year, expiring in 2015.

(24) Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 58 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2014 and 2019 as well as 21 purchase options. Under the terms of this purchase agreement to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has 15 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2014 and 2019 as well as 10 purchase options. Under the terms of this purchase agreement to acquire Boeing aircraft, the Company must make pre-delivery payments to Boeing on predetermined dates.

ATR – The Company has 15 firm orders for the acquisition of ATR 72 with deliveries scheduled between 2014 and 2015 as well as 15 purchase options. As of June 30, 2014, seven ATR 72 have been received.

Embraer – The Company has up to 16 purchase options.

Other – The Company has 10 firm orders for the acquisition of spare engines with deliveries between 2014 and 2020.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated surcharges. As of June 30, 2014, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

	One year	Two years	Three years	Four years	Thereafter	Total

Advance payments	143,088	114,998	140,499	163,020	44,558	606,163
Aircraft acquisition Commitments	1,727,762	1,471,729	1,073,464	1,590,950	2,219,813	8,083,718

(25) Dividends paid

The following dividends were paid by the Company during the six months ended June 30, 2014 and 2013:

	June 30,
	2014	2013
COP$75/approximately $4 cents per ordinary share to be paid in US$	$25,865	$30,371
COP$75/approximately $4 cents per preferred share to be paid in COP$	13,079	6,550

Total	$38,944	$36,921

Dividends of 75/0.04 COP/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013. Dividends of 75/0.04 COP/US$ per share were declared in March 2013 and paid in April 2013 based on profits for the year 2012. Additionally, as of June 30, 2013 the Company paid $205 of dividends to non-controlling interest. Therefore, in total the Company paid $37,126 in dividends as of June 30, 2013.

(26) Debt covenants

As of June 30, 2014 the Company did not comply with certain debt covenants, consequently, in accordance with IAS 1 “Presentation of Financial Statements”, the related debt balances as of June 30, 2014 amounting to $5,354 were classified as current for purposes of the Consolidated Statement of Financial Position.

As of December 31, 2013 the Company did not comply with certain debt covenants, however the Company did not require waivers from the Financial Institutions since the breached covenants have no possible consequences on acceleration of debt.

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